UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

22nd Century Group, Inc.

File No. 333-173420 - CF#27322
_____

22nd Century Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 11, 2011, as amended.

Based on representations by 22nd Century Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through March 6, 2019
Exhibit 10.22	through May 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel